D R Cocktails LLC
Financial Statements
For the Years Ended December 31, 2025 and December 31, 2024

Balance Sheet

Assets

- Cash and Cash Equivalents (2025): $10,000
- Cash and Cash Equivalents (2024): $5,000
- Accounts Receivable (2025): $0
- Accounts Receivable (2024): $0

Total Assets

- 2025: $10,000
- 2024: $5,000

Liabilities

Short-Term Debt

- 2025: $0
- 2024: $0

Long-Term Debt

- 2025: $479,443
- 2024: $479,443

Total Liabilities

- 2025: $479,443
- 2024: $479,443

Income Statement

Revenue

- 2025: $0

- 2024: $0

Cost of Goods Sold

- 2025: $0
- 2024: $0

Net Income

- 2025: $0
- 2024: $0

Taxes Paid

- 2025: $0
- 2024: $0